Mail Stop 4561

March 6, 2007

Kit Tsui
Chief Financial Officer
Sigma Designs, Inc.
1221 California Circle
Milpitas, CA 95035

>   **Re: Sigma Designs, Inc.**
>   **Form 10-K for the Fiscal Year Ended**
>   **January 28, 2006**
>   **Filed May 8, 2006**
>   **Form 10-Q filed June 8, 2006**
>   **Form 8-K filed July 26, 2006**
>   **File No. 001-32207**

Dear Ms. Tsui:

We have reviewed your response to our letter dated January 9, 2007 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q filed June 8, 2006

Note 10. Acquisition, page 16

1.   Please refer to comment 3 in our letter dated January 9, 2007. We have reviewed your response and note that you determined that the economic useful life of the developed technology acquired from Blue7 Communications (Blue7) was seven years based on discussions with an independent valuation firm and the founder of Blue7. Please explain in further detail how you determined that the estimated

economic useful life of the developed technology acquired from Blue7 was seven years including the reasons and methods used in your determination.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

 You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief